Exhibit 4.5

Management’s Discussion and Analysis of

NERVGEN PHARMA CORP.

(Expressed in Canadian Dollars)

For the three and nine months ended September 30, 2025 and 2024

Effective Date: November 24, 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion is management’s assessment and analysis of the results of operations and financial conditions of NervGen Pharma Corp. (the “Company” or “NervGen”) and should be read in conjunction with the accompanying condensed consolidated interim financial statements and related notes thereto for the period ended September 30, 2025.

All financial information in this Management’s Discussion and Analysis (“MD&A”) has been prepared in accordance with IFRS accounting standards and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward looking statements” within the meaning of U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, the “forward-looking statements”). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing and other information that is not historical information. These statements appear in a number of different places in this MD&A and can often be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements are necessarily based on estimates and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Forward-looking statements in this MD&A, include, but are not limited to, statements relating to:

•	our expectations regarding the sufficiency of our capital resources and requirements for additional capital;
•	requirements for, and the ability to obtain, future funding on favourable terms or at all;

•	business strategy;

•	expected future loss and accumulated deficit levels;

•	projected financial position and estimated cash burn rate;

•	expectations about the timing of achieving milestones and the cost of our development programs;

•	our estimates of the size and characteristics of the potential markets for our product candidates;

•	observations and expectations regarding the effectiveness of our drug candidates, NVG-291 and NVG-300, and the potential benefits to patients;

•	our ability to develop NVG-300;

•	the term of NVG-300’s intellectual property protection;

•	the impact of pandemics or any escalation thereof on our operations;

•	plans to use and evaluate NVG-291 and other potential drug candidates in our clinical development programs;

•	plans to develop additional proprietary compounds that address nervous system repair;

•	expectations and intended benefits of memorandums of understanding and agreements entered into with third parties;

•	expectations about the timing with respect to commencement and completion of clinical trials;

•	expectations about the timing and future plans with respect to preclinical and clinical studies;

•	expectations relating to the removal of the partial clinical trial hold initiated by the U.S. Food and Drug Administration (“FDA”);

•	expectations regarding interactions with the FDA regarding future clinical development of our product candidates;

•	expected results of toxicology studies with respect to NVG-291 and other potential drug candidates;

•	expectations about our product candidates’ safety and efficacy;

•	our ability to identify and secure sources of non-dilutive funding for the development of our product candidates and technologies;

•	expectations regarding our ability to arrange for the manufacturing of our product candidates and technologies;

•	expectations regarding the cost, progress and successful and timely completion of the various stages of the regulatory approval process;

•	expectations about the potential benefits of Fast Track designation for NVG-291 in the treatment of spinal cord injury (“SCI”);

•	ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;

•	strategy to acquire and develop new product candidates and technologies and to enhance the safety and efficacy of existing products and technologies;

•	plans to market, sell and distribute our products and technologies, if approved;

NERVGEN PHARMA CORP. 2025 Q3 MD&A	1

•	expectations regarding the acceptance of our products and technologies by the market, if approved;

•	expectations regarding the use of our products and technologies in treating diseases and medical disorders;

•	ability to retain and access appropriate staff, management, and expert advisers;

•	expectations with respect to existing and future contractual obligations, corporate alliances, and licensing transactions with third parties, and the receipt and timing of any payments to be made by the Company or to the Company in respect of such arrangements; and

•	our strategy and ability with respect to the protection of our intellectual property;

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements.

In making the forward-looking statements included in this MD&A, we have made various material assumptions, including but not limited to:

•	our ability to obtain financing on acceptable terms;

•	additional sources of funding, including grants and funding from partners;

•	our ability to attract and retain skilled staff;

•	favourable general business and economic conditions;

•	pandemics not having a material impact on our operations;

•	our future research and development plans proceeding substantially as currently envisioned;

•	our ability to obtain positive results from our research and development activities, including clinical trials;

•	future expenditures to be incurred by us;

•	research and development and operating costs;

•	our ability to find partners in the pharmaceutical industry;

•	the products and technology offered by our competitors;

•	the impact of competition on our operations;

•	our ability to identify additional product candidates;

•	our ability to obtain regulatory and other approvals to commence additional clinical trials involving current and future product candidates;

•	our ability to successfully out-license or sell our future products, if any, and in-license and develop new products;

•	our ability to protect patents and proprietary rights; and

•	expected research and development tax credits.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in our most recently filed Annual Information Form (the “AIF”) and our Prospectus Supplement dated December 19, 2024 available under our profile on SEDAR+ at www.sedarplus.ca. Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties related to the fact that:

•	we have a limited operating history, are early in our development efforts, and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;

•	since our inception, we have incurred significant net losses and expect to continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability;

•	we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs or future commercialization efforts;

•	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;

•	raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates;

•	our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited;

•	we are substantially dependent on the success of our lead product candidate, NVG-291, which is currently in a Phase 1b/2a clinical trial for SCI. If we are unable to complete development of, obtain approval for and commercialize NVG-291 for SCI in a timely manner, our business will be harmed;

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•	there are currently no FDA-approved pharmaceutical products for the treatment of SCI;

•	the regulatory approval processes of the FDA, EMA, Health Canada and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to commercialize our product candidates and generate product revenue and our business will be substantially harmed;

•	preclinical studies and clinical trials are expensive, time-consuming, difficult to design and implement and involve an uncertain outcome. Further, we may encounter substantial delays in completing the development of our product candidates;

•	our current or future product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could delay or prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences. NVG-291 for SCI is currently subject to a partial clinical hold by the FDA, and we may be unable to have the hold removed which could adversely affect development of NVG-291 and our results of operations;

•	the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA, Health Canada or other comparable foreign regulatory authorities;

•	interim, initial, top-line, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

•	if we fail to develop and commercialize NVG-291 for additional indications or fail to discover, develop and commercialize other product candidates, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired;

•	we may expend our limited resources to pursue a particular product or indication and fail to capitalize on products or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

•	if we are unable to successfully develop companion diagnostics or biomarkers that may be required for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates;

•	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•	as an organization, we have never conducted later-stage clinical trials or submitted a new drug application, and may be unable to do so for any of our product candidates;

•	we face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer, or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted;

•	Fast Track or Breakthrough Therapy designation by the FDA may not actually lead to a faster development or regulatory review or approval process, and does not assure FDA approval of our product candidates;

•	we may seek orphan drug designation for the product candidates we develop, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity;

•	even if approved, our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success;

•	if the market opportunity for any product candidate that we develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;

•	if we are unable to establish sales, marketing and distribution capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be successful in commercializing our product candidates that obtain regulatory approval;

•	our use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities of such materials on time or at an acceptable cost;

•	we rely on third parties to assist in conducting our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed;

•	we may seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans;

•	if we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations;

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•	we may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets;

•	even if our product candidates receive regulatory approval, they will be subject to significant post marketing regulatory requirements and oversight;

•	obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations;

•	we may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations;

•	our relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings;

•	failure to comply with laws, rules, regulations, policies, industry standards and contractual obligations relating to privacy, data protection and data security could adversely affect our business;

•	if we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business;

•	disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we are subject to certain U.S. and non-U.S. anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations;

•	if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business;

•	our success depends on our ability to protect our intellectual property and our proprietary technologies;

•	if the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;

•	intellectual property rights do not necessarily address all potential threats to our competitive advantage;

•	patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time;

•	others may challenge inventorship or claim an ownership interest in our intellectual property which could expose it to litigation and have a significant adverse effect on its prospects;

•	if we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates;

•	we may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad;

•	we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates;

•	changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	we may not be able to protect or enforce our intellectual property rights throughout the world;

•	if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•	if we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position;

•	our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of any future licenses granted to us by others;

•	the patent protection and patent prosecution for some of our product candidates may be dependent on third parties;

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•	we depend heavily on our executive officers, principal consultants and others, and the loss of their services would materially harm our business;

•	we only have a limited number of employees to manage and operate our business;

•	our future growth may depend, in part, on our ability to operate internationally, where we would be subject to additional regulatory burdens and other risks and uncertainties;

•	we expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations;

•	the market price of our common shares (the “Common Shares”) may be volatile, and you could lose all or part of your investment;

•	sales of a substantial number of shares of our Common Shares in the public market could cause our share price to fall;

•	we do not intend to pay dividends on our Common Shares in the foreseeable future, so any returns will be limited to the value of our Common Shares;

•	if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline;

•	we have broad discretion in the use of the net proceeds from any offering and may not use them effectively;

•	investing in our securities is speculative, and investors could lose their entire investment;

•	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval which could result in dilution;

•	the exercise of stock options and warrants could cause dilution;

•	we may be a “passive foreign investment company,” which may have adverse U.S. federal income tax consequences for U.S. shareholders;

•	it may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence;

•	our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition;

•	cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, contract research organizations, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations; and

•	we may be subject to securities litigation, which is expensive and could divert management attention.

If one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied by forward-looking statements. The forward-looking statements represent our views as of the date of this MD&A. While we may elect to update these forward-looking statements in the future, we have no current intention to do so except as to the extent required by applicable securities law. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

COMPANY OVERVIEW

NervGen Pharma Corp. was incorporated on January 19, 2017. The Company’s corporate office is 112-970 Burrard Street, Unit 1290, Vancouver, BC, V6Z 2R4, Canada.

NervGen is a publicly traded (TSX-V: NGEN, OTCQB: NGENF), clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (“SCI”) and other traumatic and neurologic disorders. We announced topline results from our Phase 1b/2a clinical trial (the “CONNECT SCI Study”) for our lead drug candidate, NVG-291. Enrollment in the subacute cohort (20-90 days post-injury) of the CONNECT SCI Study is ongoing. We hold the exclusive worldwide rights to both NVG-291 and NVG-300. NVG-291’s technology is licensed from Case Western Reserve University (“CWRU”) and is based on academic studies demonstrating the preclinical efficacy of NVG-291-R, the rodent variant of NVG-291, in animal models of spinal cord injury. These studies implicated multiple potential molecular and cellular mechanisms by which NVG-291-R promotes neurorepair and functional improvement in both central and peripheral nervous system injury models. The reported effects of NVG-291-R, based on publications from multiple independent academic investigators, include the promotion of neuronal sprouting, or plasticity, remyelination, and promotion of a non-inflammatory phenotype in the microglial cells, and functional improvement.

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In September 2023, we initiated dosing in the CONNECT SCI Study which is a double-blind, placebo-controlled, proof-of-concept Phase 1b/2a clinical trial (NCT05965700) evaluating the safety and efficacy of NVG-291 in two separate cohorts of individuals with cervical motor incomplete SCI: chronic (1-10 years post-injury) and subacute (20-90 days post-injury), given demonstrated efficacy in preclinical models of both chronic and acute SCI. The trial is designed to evaluate the safety and efficacy of NVG-291. The primary objective of the study is to assess changes in corticospinal connectivity of defined upper and lower extremity muscle groups following treatment, based on changes in motor evoked potential (“MEP”) amplitudes. Secondary objectives are established to evaluate changes in clinical outcome measures focusing on motor strength and function. Exploratory endpoints were also established to evaluate changes on additional clinical and electrophysiological measures. The cohorts are comprised of 20 subjects each and are being analyzed separately as the data becomes available. The trial is partially funded by a grant from Wings for Life, which is provided in several milestone-based payments that offset a portion of the direct costs of the clinical trial.

In March 2021, we received Orphan Designation from the European Medicines Agency (“EMA”) and in October 2023, we received Fast Track designation from the FDA for the advancement of NVG-291 in individuals with SCI. Both EMA’s Orphan Designation and FDA’s Fast Track designation are designed to facilitate the development and review of drugs treating serious conditions and addressing areas of high unmet medical need, helping to deliver important new therapies to patients sooner. Fast Track designation provides potential eligibility for Priority Review, which can streamline the New Drug Application (“NDA”) review process, and potential for Accelerated Approval, which can allow for expedited approval based on a surrogate or intermediate clinical endpoint.

In February 2025, we initiated dosing of the first subject in the subacute cohort of our CONNECT SCI Study after receiving Institutional Review Board (“IRB”) approval for an amendment focused on facilitating enrollment in the subacute cohort. The subacute cohort continues to actively enroll participants.

In June 2025, we announced positive topline results from the CONNECT SCI Study evaluating our lead drug candidate, NVG-291. NVG-291 met its primary endpoint demonstrating improved corticospinal connectivity in individuals with chronic incomplete cervical SCI, as measured by change in motor evoked potential amplitude. Strong and consistent trends were also observed across functional assessments, including in the Graded Redefined Assessment of Strength, Sensation and Prehension (“GRASSP”) Test, which is an FDA recognized and validated endpoint of upper-limb and hand function for individuals with cervical SCI. We believe that the preliminary efficacy signal observed in the chronic cohort in this study supports clinical advancement of NVG-291 in chronic SCI. NVG-291 was generally safe and well tolerated, with no treatment-emergent adverse events leading to discontinuation or serious adverse events in the NVG-291 group. In November 2025, we announced expanded clinical findings from the CONNECT SCI Study. These analyses demonstrated that functional improvements in NVG-291-treated participants were durable and continued to increase four weeks after the end of treatment, as measured at Week 16 using the GRASSP Test. Blinded, institutional-review board (IRB)-approved qualitative exit interviews were conducted up to 364 days after Week 16 to provide additional insight into participants’ real-world experiences. Participants receiving NVG-291 reported more consistent, durable, and wide-ranging functional improvements than those receiving placebo, particularly in upper- and lower-limb function. 75% of NVG-291-treated participants reported “much” or “very much” improved overall symptoms compared to 33% of placebo treated participants as measured by the participant global impression of change scale (PGIC). NVG-291-treated participants were also more likely than placebo to report sustained improvements across key quality-of-life domains, including improved bladder control, reduced muscle spasticity, reduced reliance on medications or mobility aids, and greater physical activity tolerance. NVG-291 treatment also demonstrated statistically significant reductions in reticulospinal tract signaling, a compensatory pathway that becomes hyperactive following corticospinal damage. Together with previously reported statistically significant improvements in corticospinal connectivity, these expanded electrophysiological improvements provide the biological basis to support NVG-291’s observed clinical efficacy.

In September 2025, we completed a productive FDA Type C meeting to discuss clinical development plans and the potential for accelerated approval. The FDA confirmed that multiple regulatory pathways are available to support approval, given the significant unmet medical need among individuals living with SCI and the lack of any approved pharmacologic treatments. The Company anticipates an End-of-Phase 2 meeting in early 2026 to further align with the FDA on the development and registration pathway for NVG-291.

The planned timing of clinical trials in other indications is continuously being evaluated by management. We believe SCI represents a significant commercial opportunity due to the unmet medical need, dramatic impact on quality of life, high-cost burden to the individual and healthcare system, and current absence of pharmacologic therapies in the market shown to promote neurorepair or enhance clinical improvement.

We also seek to identify new, innovative compounds. In April 2025, we announced initial, promising preclinical results of our discovery candidate, NVG-300, in models of ischemic stroke and SCI. We believe these indications represent significant commercial opportunities due to the lack of approved pharmacologic therapies that promote functional recovery in these diseases.

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These objectives replace and supersede those described in the “Business of the Company” section of our short form base shelf prospectus dated November 25, 2024 (the “Base Shelf Prospectus”). All clinical development plans are subject to additional funding (see “Liquidity and Capital Resources” below).

ACHIEVEMENTS & HIGHLIGHTS

The following are the achievements and highlights for the nine months ending September 30, 2025, through to the date hereof:

•	On January 2, 2025, we announced the completion of enrollment in the chronic cohort of our CONNECT SCI Study of NVG-291 in individuals with SCI with topline data expected in Q2 2025. The Company also received IRB approval for an amendment to its Phase 1b/2a clinical trial and initiated screening of subjects for the subacute cohort.

•	On February 6, 2025, we announced that the first subject was enrolled and dosed in the subacute cohort of our CONNECT SCI Study of NVG-291 in individuals with SCI. We also announced that the Company received IRB approval for an amendment focused on the subacute cohort of the CONNECT SCI Study. Key changes to the protocol were implemented to facilitate enrollment, for example, revising the timing of subacute SCI to 20 to 90 days post-injury, and to decrease the burden on study participants by reducing the number of visits and assessments.

•	On March 31, 2025, we announced the initiation of an expanded access policy (“EAP”) to allow treatment use of the investigational product NVG-291 for those individuals with SCI who have participated in NervGen clinical trials and meet specific eligibility criteria. We received a request from a physician for expanded access to NVG-291 for a subject who participated in the chronic cohort of the CONNECT SCI Study. After we submitted an expanded access protocol for NVG-291 to the FDA, the FDA informed us that the study could proceed.

•	We held our Annual general meeting on May 6, 2025. All resolutions submitted for approval were passed by shareholders including the election of directors, appointment of auditors, and certain amendments to our existing stock option plan including an increase in the number of shares reserved for issuance.

•	On June 2, 2025, we announced positive topline results from the CONNECT SCI Study evaluating our lead drug candidate, NVG-291, as a potential treatment for spinal cord injury. NVG-291 met its primary endpoint, demonstrating significant improvements in electrophysiological connectivity, along with strong, consistent trends across functional assessments.

•	On June 18, 2025, we announced the appointment of Randall Kaye, MD, to the role of Chief Medical Advisor. Dr. Kaye, a current member of NervGen’s Board of Directors and Chair of the Science Committee since 2020, brings over 30 years of highly relevant and extensive experience in central nervous system (“CNS”) therapeutic development, regulatory strategy, and medical affairs to the NervGen team.

•	On July 1, 2025, we announced that Daniel Mikol, MD, Ph.D., had resigned from his position as Chief Medical Officer to pursue new opportunities. It was announced that Randall Kaye, MD, who had recently been appointed Chief Medical Advisor, would increase the scope of his role as the company initiates a search for Dr. Mikol’s replacement.

•	In July 2025, we announced the appointment of Adam Rogers, MD as the Chair of the Company’s Board and Interim CEO, replacing Glenn Ives as Chair of the Board and Mike Kelly as President and CEO. Dr. Rogers is a biotech executive and representative of NervGen’s largest shareholder, PFP Bioscience Holdings (“PFP”) through his role as a Principal and Managing Member of PFP.

•	On August 21, 2025, we reported positive preclinical results from two U.S. Department of Defense sponsored studies, where NVG-291-R demonstrated significant functional recovery in models of traumatic hearing loss and peripheral nerve injury.

•	On November 19, 2025, we completed a non-brokered Private Placement of 4,785,674 units of the Company at a price of US$2.10 per Unit for aggregate gross proceeds of US$10,049,915. Each Unit consisted of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). The Warrants are valid for 36 months and each Warrant is exercisable into one Common Share at an exercise price of US$2.65.

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•	On November 24, 2025, we announced expanded clinical findings from the CONNECT SCI Study. Participants receiving NVG-291 demonstrated functional improvements that were durable and continued to increase four weeks after the end of treatment (measured at Week 16 using the GRASSP Test). Improvements following the conclusion of the study period were measured by blinded, institutional review board (IRB) approved qualitative exit interviews. NVG-291 treatment also demonstrated statistically significant reductions in reticulospinal tract hyperactivity which, together with previously reported statistically significant improvements corticospinal connectivity, provide the biological basis to support NVG-291’s observed clinical efficacy. Additionally, we provided an update on recently completed and upcoming interactions with the FDA regarding our clinical development plans and potential regulatory pathways to support approval.

SELECTED FINANCIAL INFORMATION1

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Research and development expenses	4,444,224	4,420,308	10,303,596	11,221,771
General and administrative expenses	1,726,463	2,806,173	8,371,373	7,148,738
Net loss	(4,156,070)	(5,295,871)	(17,208,449)	(15,641,398)
Basic and diluted loss per share	(0.06)	(0.08)	(0.24)	(0.24)

	September 30, 2025	December 31, 2024	September 30, 2024
	$	$	$
Total assets	13,077,452	19,486,223	22,458,510
Total liabilities	16,019,155	16,909,616	13,280,363

As of the date of this MD&A, we have not earned revenue other than income from interest earned on our cash and cash equivalents.

The decrease in net loss for the three months ended September 30, 2025, compared to the same period in the prior year is primarily driven by a decrease in stock based compensation expenses as a result of option awards being forfeited upon termination of employment and services for several individuals within the general and administrative function, including the former CEO and former Chair of the board of directors. Research and development related expenses, in total, are consistent for the three months ended September 30, 2025 and 2024, although there has been a shift in the nature of these expenses. This shift reflects a decrease in preclinical related expenses in the current period as the Company continues to advance NVG-291 through the clinical phases of development. Additionally, expenses for clinical related activities continue to be lower period over period as a result of a decrease in the number of subjects in our CONNECT SCI Study as the chronic cohort completed in early Q2 2025. These decreases were offset by an increase in chemistry, manufacturing and controls related expenses as the Company prepares for a planned phase 3 clinical trial and other regulatory requirements for NVG-291, and an increase in headcount related spend.

1 The Company made an adjustment to Research & development expenses related to the recognition of non-cash share-based compensation expense in the periods ending March 31 and September 30, 2024 of $29,435 and $55,915, respectively. Similarly, the Company made an adjustment to General & administrative expenses related to the recognition of non-cash share-based compensation expense in the periods ending June 30 and September 30, 2024 of $144,735 and $14,069, respectively. The sum of these adjustments resulted in equivalent increase in the net loss for each period.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	8

The increase in net loss for the nine months ended September 30, 2025, compared to the same period in the prior year is primarily driven by an increase in headcount related spend within both the research and development and general and administrative functions to support our clinical and research activities. Additionally, when compared to prior period, the current period included a decrease in the gain on non-cash fair value movement of the warrant derivative costs related to U.S dollar denominated warrants that were issued as part of the July 2022 non-brokered private placement. Within research and development, expenses for clinical related activities continue to be lower period over period as a result of a decrease in the number of subjects in our CONNECT SCI Study as the chronic cohort completed in early Q2 2025. Preclinical related expenses are also lower in the current period as the Company continues to advance NVG-291 through the clinical phases of development. These decreases in research and development related spend are partially offset by an increase in chemistry, manufacturing and controls related expenses as the Company prepares for a planned phase 3 clinical trial and other regulatory requirements for NVG-291.

The reduction in our total assets is mainly due to a decrease in cash, which is a result of payments to support our operations. Total assets as of September 30, 2025 reflect the remaining proceeds from closing of the $23 million public offering in March 2024 and proceeds from options and warrant exercises. The decrease in our total liabilities as compared to December 31, 2024 is primarily attributable to the decrease in fair value of the non-cash warrant derivative. The increase in our total liabilities as compared to September 30, 2024 is primarily attributable to an increase in fair value of the non-cash warrant derivative.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Research and Development Expenses

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Amortization of intangible asset	13,949	13,949	41,846	41,847
Preclinical development	102,886	835,422	649,012	1,116,226
Chemistry, manufacturing and controls	1,229,659	473,710	1,927,563	1,171,405
Licensing and patent legal fees	210,947	116,326	335,106	411,945
Clinical and regulatory	1,037,341	1,463,748	2,115,970	4,299,525
Salaries and benefits	1,103,310	1,013,899	3,455,671	2,759,698
Stock-based compensation	588,091	342,735	1,404,450	955,997
Other research and development	158,041	160,519	373,978	465,129
	4,444,224	4,420,308	10,303,596	11,221,771

The increase of $23,916 in research and development expenses in the three months ended September 30, 2025, as compared to the three months ended September 30, 2024, is primarily attributable to the following factors:

•	Preclinical development decreased by $732,536. The comparative period included higher spend related to strategic research and development planning for potential additional programs to the Company’s pipeline. These related activities and studies were substantially completed during the first half of 2025. Further, this overall decrease reflects our primary focus which is to continue to advance NVG-291 through the clinical phases of development.
•	Chemistry, manufacturing and control (“CMC”) increased by $755,949, primarily related to the procurement of materials for manufacturing drug product to supply the planned phase 3 clinical trial, the EAP program, and to meet other regulatory requirements.
•	Licensing and patent legal fees increased by $94,621 due to the timing of patent maintenance, filing costs, and licensing fees.
•	Clinical and regulatory costs decreased by $426,407 due to fewer participants enrolled in the CONNECT SCI Study, as the chronic cohort was completed in April 2025 partially offset by the cost of subjects enrolled in the subacute cohort of the study. This decrease was also partially offset by an increase in fees to clinical consultants who continue to support further data analysis from the chronic cohort, as well as assisting in the design of the clinical path forward for NVG-291.
•	Salaries and benefits increased by $89,411 relating to increased human capital to support our CMC, program management, planning and research initiatives.
•	Non-cash stock-based compensation expense increased by $245,356 as a result of the valuation of more recently granted options in accordance with our Stock Option Plan.

The decrease of $918,175 in research and development expenses in the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024, is primarily attributable to the following factors:

•	Preclinical development decreased by $467,214 as a result of an overall decrease in preclinical activities reflecting our primary focus which is to continue to advance NVG-291 through the clinical phases of development.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	9

•	CMC increased by $756,158, primarily related to the procurement of materials for manufacturing drug product to supply the planned phase 3 clinical trial, the EAP program, and to meet other regulatory requirements.
•	Licensing and patent legal fees decreased by $76,839 due to the timing of patent maintenance, filing costs, and licensing fees.
•	Clinical and regulatory costs decreased by $2,183,555, primarily due to the Wings for Life grant milestone earned in June 2025 which is recorded as an offset to clinical costs incurred. Additionally, costs decreased due to fewer participants enrolled in the CONNECT SCI Study during the nine months ended September 30, 2025, as the chronic cohort was completed in April 2025, and enrollment in the subacute cohort has recently initiated. This decrease was partially offset by an increase in fees to clinical consultants who continue to support further data analysis from the chronic cohort, as well as assisting in the design of the clinical path forward for NVG-291
•	Salaries and benefits increased by $695,973 relating to increased human capital to support our CMC, program management, planning and research initiatives.
•	Non-cash stock-based compensation expense increased by $448,453 as a result of the valuation of more recently granted options in accordance with our Stock Option Plan.
•	Other research and development decreased by $91,151 primarily due to a decrease in fees paid to consultants which is directly correlated with our efforts to expand the Company’s internal resources within the research and development function.

General and Administrative Expenses

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Depreciation expense	-	703	-	26,140
Legal, professional and finance	269,978	423,664	1,040,095	683,273
Investor and public relations	249,841	352,597	1,157,841	969,403
Salaries and benefits	574,342	533,019	2,470,804	1,604,575
Stock-based compensation	524,260	1,347,302	3,187,931	3,411,847
Other general and administrative	108,042	148,888	514,702	453,500
	1,726,463	2,806,173	8,371,373	7,148,738

The decrease of $1,079,710 in general and administrative expenses in the three months ended September 30, 2025, as compared to the three months ended September 30, 2024, are primarily attributable to the following factors:

•	Legal, professional, and financial services expenses decreased by $153,686 during the three-month period, primarily due to timing of audit and tax related services.
•	Investor and public relations expenses decreased by $102,756 during the three-month period, primarily due to a decrease in fees paid to consultants advising on business development matters which is directly correlated with expanding the Company’s internal resources and capabilities.
•	Employee salaries, bonuses, and benefits increased by $41,323 during the three-month period, reflecting costs to support our operations.
•	Non-cash stock-based compensation expense decreased by $823,042 for the three-month period, as a result of option awards being forfeited upon termination of employment and services for several individuals within the general and administrative function, including the former CEO and former Chair of the board of directors.
•	Other G&A decreased by $40,846 primarily attributable to a decrease in employee recruitment efforts in the current period.

The increase of $1,222,635 in general and administrative expenses in the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024, are primarily attributable to the following factors:

•	Legal, professional, and financial services expenses increased by $356,822 during the nine-month period, primarily due to fees paid to external legal counsel in relation to Canadian and US corporate securities matters. Fees paid to consultants to supplement the finance and accounting functions and to compensation consultants to support Board Compensation Committee deliberations were also higher period over period.
•	Investor and public relations expenses increased by $188,438 during the nine-month period to support the Company's business development initiatives and financing activities. These costs are primarily attributable to ongoing support from investor and public relations firms, particularly with announcing topline data for our CONNECT SCI Study.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	10

•	Employee salaries, bonuses, and benefits increased by $866,229 during the nine-month period, reflecting the cost for attracting top talent to support our expanding operations.
•	Non-cash stock-based compensation expense decreased by $223,916 for the nine-month period, as a result of option awards being forfeited upon termination of employment and services for several individuals within the general and administrative function, including the former CEO and former Chair of the board of directors.
•	Other G&A increased by $61,202 primarily attributable to recruiting fees paid to attract additional talent to support our operations. We also incurred increased employee travel for meetings, conferences, and seminars and increased fees to information and technology support service providers to support our information security requirements.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Sep 30 2025	Jun 30 2025	Mar 31 2025	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023
	$	$	$	$	$	$	$	$
Research & development	4,444,224	2,711,117	3,148,255	4,589,249	4,420,308	3,799,914	3,001,549	2,667,988
General & administrative	1,726,463	3,757,883	2,887,027	2,216,391	2,806,173	2,345,128	1,997,437	2,206,626
Net loss	(4,156,070)	(9,104,187)	(3,948,192)	(8,608,651)	(5,295,871)	(7,970,671)	(2,374,856)	(8,608,417)
Basic & diluted loss per share	(0.06)	(0.13)	(0.06)	(0.12)	(0.08)	(0.11)	(0.04)	(0.14)
Total assets	13,077,452	16,923,635	15,838,757	19,486,223	22,458,510	27,888,436	31,784,519	13,236,021
Total liabilities	16,019,155	17,842,056	14,449,280	16,909,616	13,280,363	15,399,424	12,958,265	15,245,126

Research and development expenses fluctuate based on clinical activities for NVG-291, preclinical evaluation of NVG-300, and the receipt of grant payments. Costs had risen steadily from Q4 2023 to Q4 2024, due to ongoing Phase 1b/2a trials for NVG-291. Enrollment for the chronic cohort was completed in Q1 2025, and the last-patient-last-visit milestone was achieved in April, triggering a grant milestone payment in Q2. The wind-down of related clinical activities for the chronic cohort and receipt of the grant milestone were key drivers of lower expenses in Q1 and Q2 2025. During Q3 2025, chemistry, manufacturing, and controls increased due to the procurement of raw materials for manufacturing drug product to supply the planned phase 3 clinical trial, the EAP program, and to meet other near term regulatory requirements. Additionally, during Q1 2025, we began enrolling the subacute cohort of the CONNECT SCI Study clinical trial. More recently, CMC costs have increased as we manufacture materials for our planned Phase 3 clinical trial and future toxicology studies for NVG-291.

General and administrative expenses consist of administrative activities related to expanding operations and developing staff and infrastructure. Expenses were higher for Q1 2025 and Q2 2025 primarily due to increased salaries, bonus, benefits, and non-cash stock-based compensation reflecting higher headcount during those periods. Expenses declined significantly in Q3 2025 as a result of the transition of our CEO and lower stock based compensation expense due to option awards being forfeited upon termination of employment and services for several individuals within the general and administrative function, including the former CEO and former Chair of the board of directors.

Net loss includes non-cash unrealized gains and losses related to changes in the estimated fair value of the warrant derivative, determined using the Black-Scholes model. Fluctuations are related to changes in our share price, interest rates, and the foreign exchange rate between Canadian and the U.S. dollar. These changes have no cash flow impact. The net loss for Q3 2025 included a non-cash unrealized gain on warrant derivative of $1,983,455, compared to a loss of $2,696,914 in Q2 2025.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have devoted our resources to evaluating and securing intellectual property rights and licenses related to the technology licensed from CWRU; conducting discovery research; manufacturing drug supplies; performing preclinical studies and clinical trials; and providing administrative support to research and development activities. These efforts have supported the clinical development of NVG-291 and discovery of NVG-300, resulting in an accumulated deficit of $119,854,662 as of September 30, 2025. With current income only consisting of interest earned on excess cash in the amount of $77,071 for the three months ended September 30, 2025 (three months ended September 30, 2024 - $243,679) and $271,736 for the nine months ended September 30, 2025 (nine months ended September 30, 2024 - $641,507), losses are expected to continue while our research and development and clinical programs are advanced.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	11

We do not earn any revenue from our product candidates and therefore are in the research and development stage. As required, we will continue to finance our operations through the issuance of equity and will pursue non-dilutive funding sources. The continuation of our research and development activities and the commercialization of our product candidates depends on our ability to successfully finance through equity financing, grant and other non-dilutive sources, and possibly revenues from strategic partners. Until our product candidates are approved and available for sale, and profitable operations are developed, the extent of our progress on our research activities and future clinical trials and the related expenses will be dependent on our ability to continue to obtain adequate financing. We have no current sources of revenues from strategic partners.

During the three months ended September 30, 2025, we received $79,500 from the exercise of warrants and $1,021,510 from the exercise of options. There were no Common Shares sold under the at-the-market (“ATM”) Program during the three months ended September 30, 2025. We incurred $80,574 in legal and professional fees related to maintaining the ATM Program.

During the nine months ended September 30, 2025, we received $2,758,796 from the exercise of warrants and $2,250,080 from the exercise of options. We also issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per unit, for aggregate gross proceeds of $2,774,227 and we paid cash placement fees of $55,485 to the agents resulting in aggregate net proceeds of $2,718,742. We also incurred $629,859 in professional fees to establish and maintain the ATM Program, including $410,255 that were incurred in 2024.

We have forecasted that the net proceeds from the non-brokered private placement deal completed subsequent to September 30, 2025 along with existing working capital is sufficient to operate for the ensuing 12 months. We will require additional capital to meet our announced goals (see “Company Overview” above for description of goals) and to fund our research and development plans including next phase human clinical trials until we generate revenue that reaches a level sufficient to provide self-sustaining cash flows. While we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing, or that such financing will be available on terms acceptable to us, to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs.

The initiation of future clinical studies to evaluate NVG-291’s effectiveness in human subjects is subject to additional funding. The CONNECT SCI Study is subject to successful enrollment of the required number of study participants. The duration and cost of clinical trials can range significantly depending on a variety of factors including rate of enrollment, the country in which trials are conducted, and the specific trial protocol.

The following table presents a summary of our cash flows for the nine months ended September 30, 2025, and 2024:

	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
	$	$
Net cash provided by (used in):
Operating activities	(13,101,781)	(13,181,265)
Investing activities	75,695	33,642
Financing activities	7,022,063	22,385,111
Effect of foreign exchange on cash and cash equivalents	100,589	111,183
Net (decrease) increase in cash and cash equivalents	(5,903,434)	9,348,671

Cash used in operating activities:

Our uses of cash for operating activities for the nine months ended September 30, 2025, and 2024 consisted of Phase 1 and Phase 1b/2a clinical trial costs, salaries and wages for our employees, fees paid in connection with preclinical and clinical studies, drug manufacturing costs, and professional fees.

Cash from investing activities:

Cash generated from investing activities in the nine months ended September 30, 2025, relate to the sub sublease of our office space.

Cash from financing activities:

During the nine months ended September 30, 2025, funds were received from the exercise of 925,441 warrants for total cash proceeds of $2,758,796 and from the exercise of 1,199,503 options at varying exercise prices per Common Share for total cash proceeds of $2,250,080. We also issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per unit, for aggregate gross proceeds of $2,774,227. We paid cash placement fees of $55,485 to the agents resulting in aggregate net proceeds of $2,718,742. We also incurred $629,859 in professional fees to establish and maintain the ATM Program, including $410,255 that were incurred in 2024.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	12

During the nine months ended September 30, 2024, funds were received from the exercise of 764,000 stock options and 22,500 warrants at varying exercise prices per Common Share for total cash proceeds of $1,079,360, partially offset by costs related to lease payments of $75,695. We also closed a bought deal financing for aggregate gross proceeds of $23,011,788. We paid a cash commission of $1,090,152 to the underwriters and incurred approximately $540,000 in other share issue costs related to legal and listing fees.

CASH POSITION

At September 30, 2025, we had a cash and cash equivalents balance of $11,364,055 compared to $17,267,489 at December 31, 2024. The funds expended during the nine months ended September 30, 2025, for operating activities (including the effect of foreign exchange on cash and cash equivalents), of $13,101,781 (September 30, 2024 - $13,181,265), were used to fund operating expenditures such as drug product formulation and development, salaries and benefits, clinical costs associated with the CONNECT SCI Study, and fees paid in connection with preclinical and clinical studies. Consultants were also engaged to further develop our technologies and manufacturing and quality processes were advanced. In addition, we retained expertise to provide business and corporate development services, public relations, and investor relations services to increase awareness of the Company within the industry and to potential investors.

We invest cash in excess of current operational requirements in highly rated and liquid instruments.

Working capital (a non-GAAP measure defined as current assets less current liabilities on our condensed consolidated interim statements of financial position) as of September 30, 2025 was negative $3,364,815 (September 30, 2024 - $8,697,378). Our current liabilities include $10,579,747 related to the non-cash warrant derivative. Given the nature of this liability, no funds would ever be expended by the Company, and it does not represent a liquidity risk. Our working capital requirements are dependent on our ability to raise equity capital or from the proceeds from the exercise of stock options and warrants, by obtaining business development revenue such as milestone payments from licensing agreements, by obtaining grant funding or by obtaining credit facilities. No assurance can be given that any such additional funding or revenue will be available or that, if additional funding is available, it can be obtained on terms favorable to the Company. We can also manage our spending by delaying certain development activities; however such actions may not allow us to meet our stated corporate goals.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional expenses involved in commercializing our technologies, including expenses related to drug discovery, preclinical testing, clinical trials, chemistry, manufacturing and controls, regulatory activities and operating expenses associated with supporting these activities. It is expected that negative cash flow from operations will continue until such time, if ever, that we receive regulatory approval to commercialize any of our product candidates under development and/or royalty or milestone revenue from the licensing of any such product candidates should they exceed our expenses.

CONTRACTUAL OBLIGATIONS

We enter into research, development and license agreements in the ordinary course of business where we receive research services and rights to proprietary technologies. These contracts are typically cancellable by the Company with notice. Milestone and royalty payments or grant funding repayments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. In addition, we incur purchase obligations in the ordinary course of business for clinical trials, drug manufacturing, nonclinical studies, stability and other related costs that can include payments over a number of months due to the nature of these activities. The amounts in the table below represent the contractual amounts under the agreements in place as of September 30, 2025, and do not represent the costs anticipated to complete specific Company objectives. We expect that these commitments will continue to increase in frequency and value as we continue to execute our business plan.

Under the exclusive worldwide licensing agreement with CWRU to research, develop and commercialize patented technologies, we have commitments to pay various annual license fees, patent costs, milestone payments and royalties on revenues, contingent on the achievement of certain development and regulatory milestones. We cannot reasonably estimate milestone payments that are contingent upon the occurrence of future events or future royalties which may be due upon the regulatory approval of products derived from licensed technologies. Pursuant to the license agreement, all the key patents for NVG-291 are owned by CWRU.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	13

As of September 30, 2025, we are obligated to pay the following to CWRU:

•	An annual minimum royalty of US$50,000 per year, adjusted by the cumulative % change in the CPI-W.

•	Project milestones payable based on the achievement of future clinical development milestones, estimated to total US$1,885,000, of which $135,000 has been paid related to milestones achieved. There are up to $1,750,000 remaining milestone payments as of September 30, 2025, of which $250,000 may be payable within the next twelve months contingent on certain milestones being achieved.

Other than as disclosed below, we did not have any contractual obligations relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our condensed consolidated interim statements of financial position as of September 30, 2025:

	Under 1 Year	1-3 Years	4-5 Years	Total
Anticipated Commitments	$	$	$	$
Patent licensing costs, minimum annual royalties per license agreements	-	184,901	184,901	369,802
Purchase obligations	7,628,620	-	-	7,628,620
Lease Payments	33,225	-	-	33,225

In addition, in June 2023, the Company was awarded a grant of up to US$3.18 million (C$4.22 million) to support the Company’s Phase 1b/2a CONNECT SCI Study in individuals with SCI. In connection with the grant, the Company has agreed to pay a percentage of the Company’s net annual sales revenue of NVG-291, or any derivative approved in SCI through the provision of an unrestricted donation to the granting entity in the amount of up to the total funds received through the agreement. Any donation that may become due under the agreement is dependent on, among other factors, the successful development and sale of a new drug, the outcome and timing of which is uncertain. As of September 30, 2025, we had achieved four of the five milestones in the grant and received US$2.56 million (C$3.40 million). The grant funding received was recorded as a reduction of the related clinical and regulatory expenses, included in research and development expenses, in the period the milestone was received.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that are material to investors.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel, consisting of the Company’s current and former executive officers (President and Chief Executive Officer, Chief Financial Officer and Chief Medical Officer) and directors, received the following compensation for the following periods:

	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
	$	$	$	$
Stock-based compensation	965,286	1,280,566	2,977,170	3,510,287
Salaries and bonuses	264,784	632,334	1,728,381	1,906,054
Consulting fees	214,613	-	214,613	-
	1,444,683	1,912,900	4,920,164	5,416,341

As at September 30, 2025, we had amounts owing or accrued to key management personnel of $277,591 (December 31, 2024 - $648,536). Of this total, $204,448 pertained to accrued bonuses, $27,435 to accrued vacation (both earned but unpaid and included in the table above), $39,965 related to consulting fees payable, and $5,743 to expense reimbursement.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	14

MATERIAL ACCOUNTING POLICIES, BASIS OF PRESENTATION AND CRITICAL ACCOUNTING ESTIMATES

Material Accounting Policies:

Material accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2024, and available on SEDAR+ (www.sedarplus.ca).

Basis of Presentation:

The condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting standards applicable to a going concern using the historical cost basis. The Company is in pre-revenue stage and no revenues are expected in the foreseeable future. Our future operations are dependent on the success of our ongoing development, as well as our ability to secure additional financing as needed. We have forecasted that the net proceeds from the non-brokered private placement deal completed subsequent to September 30, 2025 along with existing working capital is sufficient to operate for the ensuing 12 months. We will need to raise additional capital to fund our research and development plans including the next phase human clinical trials until we generate revenue that reaches a level sufficient to provide self-sustaining cash flows. While we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing, or that such financing will be on terms acceptable to us to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs. The condensed consolidated interim financial statements do not reflect the adjustments that would be necessary should we be unable to continue as a going concern and therefore be required to realize our assets and settle our liabilities and commitments in other than the normal course of business and at amounts different from those in the condensed consolidated interim financial statements. Such amounts could be material.

Critical Accounting Estimates:

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates. Significant assumptions about the future and other sources of estimation uncertainty that we have made at the condensed consolidated interim statements of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities include:

Intangible assets

We estimate the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets.

Government Assistance

Management considers the reasonableness of whether we have met the requirements of the approved government assistance and whether there is reasonable assurance that the amount will be received. Government assistance can be subject to audits so the amounts received may differ from the amounts recorded.

Warrant derivative

We estimate the fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period. This estimate requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, and dividend yield, and making assumptions about them.

Valuation of stock-based compensation and warrants

We measure the costs for stock-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, and expected term. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of stock-based compensation and warrants.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	15

Functional currency

We consider the determination of the functional currency of the Company a significant judgment. We have used our judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

Going concern

Our assessment of our ability to continue as a going concern requires judgments about whether there are events or conditions that may cast significant doubt about our ability to continue as a going concern. We have determined that the use of the going concern basis of accounting is appropriate.

Deferred taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

FINANCIAL INSTRUMENTS

(a)  Fair value

Financial instruments are classified into one of the following categories: fair value through profit or loss (“FVTPL”); fair value through other comprehensive income; or amortized cost. The carrying values of our financial instruments are classified into the following categories:

		September 30, 2025	December 31, 2024
Financial Instrument	Category	$	$
Cash and cash equivalents	FVTPL	11,364,055	17,267,489
Accounts receivable	Amortized cost	344,205	415,301
Net investment in lease	Amortized cost	33,225	105,604
Warrant derivative	FVTPL	10,579,747	11,862,687
Accounts payable and accrued liabilities	Amortized cost	5,406,183	4,941,326

Our financial instruments, recorded at fair value, require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents are measured at fair value using Level 1 as the basis for measurement in the fair value. The recorded amounts for accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to their short-term nature. In July 2022, we issued Common Share purchase warrants with an exercise price denominated in a currency that differs from our functional currency, which were treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the condensed consolidated interim statements of loss and comprehensive loss. The fair value of our warrant derivative recognized on the condensed consolidated interim statements of financial position is based on level 2 inputs (significant observable inputs) as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at September 30, 2025, the fair value of our non-cash warrant derivative was $10,579,747 (December 31, 2024 - $11,862,687). We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility, the risk-free interest rate is based on Bank of Canada benchmark treasury yield rates and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	16

(b)  Financial risk management

Our risk exposures and the impact on our consolidated financial instruments are summarized below. Our Board has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i.	Liquidity Risk

Liquidity risk is the risk that we will not have the resources to meet our obligations as they fall due. We manage this risk by closely monitoring cash forecasts and managing resources to ensure that we will have sufficient liquidity to meet our obligations. All of our financial liabilities are classified as current and the majority, other than the non-cash warrant derivative and lease liability, are anticipated to mature within the next ninety days. We are exposed to liquidity risk other than for the warrant derivative which is non-cash.

ii.	Credit Risk

Credit risk is the risk of potential loss if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets, including cash and cash equivalents, receivables, deposits, and balances receivable from the government. We limit the exposure to credit risk in our cash and cash equivalents by only holding our cash and cash equivalents with high-credit quality financial institutions in business and/or savings accounts.

iii.	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. These fluctuations may be significant.

(a)	Foreign Currency Risk:

We have identified our functional currency as the Canadian dollar. Transactions are transacted in Canadian dollars, U.S. dollars and in Australian dollars. Fluctuations in the U.S. or Australian dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the nine months ended September 30, 2025, of $111,765 (September 30, 2024 - $245,000). A 10% depreciation or appreciation of the Canadian dollar against the Australian dollar would result in an increase or decrease in loss and comprehensive loss for the nine months ended September 30, 2025, of $128,066 (September 30, 2024 - $111,000).

In the near-term, we mitigate overall currency risk through of the use of U.S. dollar denominated cash balances to pay forecasted U.S. denominated expenses when possible. In the long-term, we are exposed to net currency risk from employee costs as well as the purchase of goods and services in the United States and Australia.

Balances in U.S. dollars are as follows:

	September 30, 2025	December 31, 2024
	($US)	($US)
Cash	940,664	1,088,930
Receivables	235,210	263,447
Vendor deposits	139,675	357,880
Accounts payable and accrued liabilities	(2,118,403)	(2,075,685)
	(802,854)	(365,428)

Balances in Australian dollars are as follows:

	September 30, 2025	December 31, 2024
	($ AUD)	($ AUD)
Cash	608,789	152,806
Accounts receivable	757	-
Accounts payable and accrued liabilities	(2,009,027)	(1,409,432)
	(1,399,481)	(1,256,626)

NERVGEN PHARMA CORP. 2025 Q3 MD&A	17

(b)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The warrant derivative that is discussed further in Note 13 of the September 30, 2025 condensed consolidated interim financial statements is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the condensed consolidated interim statements of loss and comprehensive loss. An input to the model is the risk-free rate which is reflective of Canadian bond yields. Therefore, we are exposed to interest rate risk through the non-cash impact it has on the condensed consolidated interim statements of loss and comprehensive loss.

(c)	Other Price Risk

Other price risks include the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than interest rate or currency risk). The warrant derivative that is discussed further in Note 13 of the September 30, 2025 condensed consolidated interim financial statements is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the condensed consolidated interim statements of loss and comprehensive loss. An input to the model is the market price of the Company’s shares as of the valuation date. Therefore, we are exposed to other price risk through the non-cash impact it has on the condensed consolidated interim statements of loss and comprehensive loss.

(c)  Managing capital

Our objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve our ability to meet financial obligations and deploy capital to grow our businesses.

Our financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust our capital structure we may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

On November 25, 2024, the Company filed a short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to US$100,000,000 of Common Shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described. The Base Shelf renews our previous base shelf that had expired and may also be multijurisdictional upon further approval by U.S. securities regulators. Under our Base Shelf, we may sell securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.

Renewing our Base Shelf Prospectus provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Our renewed Base Shelf will be effective until December 25, 2026.

On December 19, 2024, we filed a prospectus supplement that, together with the Base Shelf Prospectus, qualifies the distribution of Common Shares under the ATM Program that allows the Company to issue and sell Common Shares to the public from time-to-time through an agent (the “Agent”), at our discretion and subject to regulatory requirements. All Common Shares sold under the ATM Program will be sold through the TSX Venture Exchange or any other recognized marketplace upon which the Common Shares are listed, quoted or otherwise traded in Canada, at the prevailing market price at the time of sale. As Common Shares distributed under the ATM Program will be issued and sold at the prevailing market prices at the time of their sale, prices may vary among purchasers and during the period of distribution.

The ATM Program provides us with enhanced flexibility should future additional financing be required, and it may be activated if and as deemed appropriate. The volume and timing of distributions under the ATM Program, are determined in our sole discretion and in accordance with the terms and conditions of an equity distribution agreement, dated December 19, 2024, between the Company and the Agent. We are not obligated to make any sales of Common Shares under the ATM Program and are limited to sell up to C$30 million in Common Shares.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	18

Through September 30, 2025, we issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per unit, for aggregate gross proceeds of $2,774,227. We also paid cash placement fees of $55,485 to the agents resulting in aggregate net proceeds of $2,718,742. We also incurred $629,859 in professional fees related to the establishment of the ATM Program, including $410,255 that were incurred in 2024. These costs are recorded as a decrease to Common Shares within the condensed consolidated interim statements of financial position.

We currently intend to use the net proceeds from the ATM Program, to the extent raised, for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time-to-time, to fund research and development, intellectual property development, preclinical and clinical expenses, and potential future acquisitions or other corporate purposes.

There were no changes to our capital management policy during the period. We are not subject to any externally imposed capital requirements.

USE OF PROCEEDS

2025 ATM Offering

As of the date of this report, the Company has raised total net proceeds of approximately $2.2 million, which has been used to fund ongoing operations and working capital requirements. As disclosed in the Company’s prospectus supplement dated December 19, 2024, the principal business objectives that management expects to accomplish using the net proceeds from the ATM offering, are to fund general corporate purposes including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions, to fund research and development, intellectual property development, preclinical expenses, or for other corporate purposes. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the ATM Offering.

2024 Public Offering

The following table provides an update on the use of net proceeds raised in the 2024 bought deal financing as disclosed in the Company’s prospectus supplement dated March 25, 2024, along with actual amounts expended (in millions of Canadian dollars):

Principal Purpose	Estimated Amount to be Expended	Actual Amount Expended	Remaining Amount to be Expended
Outsourcing Phase 1b/2a clinical trial in SCI	6.8	6.8	-
Research and development activities to support activities in other indications	6.7	6.7	-
General and administrative costs	5.1	5.1	-
General corporate purposes	0.1	0.1	-
Balance September 30, 2025	18.7	18.7	-

The use of net proceeds from previous financings disclosed in the Company’s prospectus supplement dated March 25, 2024, have been substantially expended as planned.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following details the share capital structure as of the date immediately preceding the date of this MD&A:

	Common Shares Issued and Outstanding	Warrants Issued and Outstanding	Common Share Purchase Options	Retention Securities
Balance December 31, 2024	70,333,149	10,093,750	11,777,700	590,000
Balance September 30, 2025	73,407,793	9,168,309	11,074,397	491,667
Balance November 21, 2025	78,344,467	11,520,141	10,525,397	491,667

NERVGEN PHARMA CORP. 2025 Q3 MD&A	19

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings, and these condensed consolidated interim financial statements together with the other financial information included in these filings. The Board approved the condensed consolidated interim financial statements and MD&A and ensures that management has discharged its financial responsibilities.

RISKS AND UNCERTAINTIES

An investment in the Common Shares of NervGen involves a high degree of risk and should be considered speculative. An investment in the Common Shares should only be undertaken by those persons who can afford the total loss of their investment. Investors should carefully consider the risks and uncertainties set forth under the heading “Risk Factors” found in the AIF and Prospectus Supplement dated December 19, 2024 filed on SEDAR+ (www.sedarplus.ca), as well as other information described elsewhere in this MD&A. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any such risks occur, our business, financial condition and results of operations could be seriously harmed, and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

SUBSEQUENT EVENTS

Subsequent to September 30, 2025, the Company:

(a)	cash proceeds of $185,300 were received from the exercise of 110,000 stock options.

(b)	cash proceeds of $123,000 were received from the exercise of 41,000 warrants.

(c)	closed a non-brokered private placement of 4,785,674 units of the Company at a price of US$2.10 per unit, for aggregate gross proceeds of US$10,049,915. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of US$2.65 per common share until November 19, 2028. We intend to use the proceeds toward advancing the Company’s NVG-291 clinical development program and for general corporate purposes. Certain directors and entities associated with PFP, participated in the private placement by acquiring 250,000 and 1,809,524 units, respectively, at US$2.10 per unit, which are terms considered to be at arm’s length and reflective of fair market value.

OTHER INFORMATION

Additional information relating to the Company, including the Company’s most recently filed AIF, is available for viewing on our website at www.nervgen.com and under our profile on SEDAR+ at www.sedarplus.ca.

NERVGEN PHARMA CORP. 2025 Q3 MD&A	20